Exhibit 8.1

List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Insurance Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited (2)	The People’s Republic of China	75%(3) (directly and indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 55% and AMC, which is 60% owned by us, owns 20%